Appendix A
to the Amended and Restated
OPERATING EXPENSES LIMITATION AGREEMENT

Series of Trust for Advised Portfolios	Class	Annual Operating Expense Limit as a Percentage of Average Daily Net Assets
Soundwatch Hedged Equity Fund	Institutional	0.66%

TRUST FOR ADVISED PORTFOLIOS	Soundwatch Capital, llc

By: /s/ Christopher E. Kashmerick	By: /s/ Robert Hammer
Name: Christopher E. Kashmerick	Name: Robert Hammer
Title: President	Title: CEO

Approved by the Board of Trustees: May 27, 2015; amended November 8, 2016, February 22, 2017 November 14, 2018, December 12, 2018, and February 27, 2019.